Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with our consolidated financial statements as of December 31, 2015 and 2014 and related notes for the years then ended. Our financial statements have been prepared in accordance with generally accepted accounting principles in United States (“US GAAP”).

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated.

	Year ended December 31,
	2015	2014
Statement of Operations Data:
Revenues	100%	100%
Cost of revenues	78.6	92.3
Gross Profit	21.4	7.7
Research and development expense	6.4	6.3
Marketing, general and administrative expense	6.5	7.1
Nishiwaki Fab impairment	(0.3)	5.7
Nishiwaki Fab restructuring costs	0.2	1.0
Acquisition related costs	--	0.1
Operating profit (loss)	8.6	(12.5)
Interest expense, net	(1.4)	(4.0)
Other financing expense, net	(11.4)	(6.7)
Gain from acquisition, net	--	20.1
Loss before tax	(4.2)	(3.1)
Income tax benefit	1.3	2.9
Loss for the period	(2.9)	(0.2)
Net loss (profit) attributable to the non-controlling interest	(0.1)	0.7
Net profit (loss) for the period attributable to the company	(3.0)%	0.5%

The following table sets forth certain statement of operations data for the periods indicated (in thousands):

	Year ended December 31,
	2015	2014
Statement of Operations Data:
Revenues	$960,561	$828,008
Cost of revenues	755,196	764,220
Gross profit	205,365	63,788
Research and development expense	61,669	51,841
Marketing, general and administrative expense	62,793	58,783
Nishiwaki Fab impairment	(2,641)	47,472
Nishiwaki Fab restructuring costs	1,650	8,028
Acquisition related costs	--	1,229
Operating profit (loss)	81,894	(103,565)
Interest expense, net	(13,179)	(33,409)
Other financing expense, net	(109,930)	(55,404)
Gain from acquisition, net	--	166,404
Other expense, net	(190)	(140)
Loss before tax	(41,405)	(26,114)
Income tax benefit	12,278	24,742
Loss for the period	(29,127)	(1,372)
Net loss (profit) attributable to the non-controlling interest	(520)	5,635
Net profit (loss) for the period attributable to the company	$(29,647)	$4,263

Year ended December 31, 2015 compared to year ended December 31, 2014

Revenues. Revenues for the year ended December 31, 2015 increased to $960.6 million, as compared to $828.0 million for the year ended December 31, 2014. The increase in revenues of $132.6 million includes: (i) an increase of $72.3 million in revenues deriving from Panasonic, mainly due to the inclusion of TPSCo’s revenues for the full year in 2015, as compared to three quarters during 2014, commencing its establishment on April 1, 2014;  (ii) no revenues from Micron Technology, Inc. in 2015, as compared to $60.1 million of Micron revenues in 2014, prior to the cessation of operations of the Nishiwaki fab; and (iii) an increase of $120.4 million in revenues from our other customers (excluding Panasonic and Micron), attributed mainly to an increase of 21% in number of wafer shipped and an increase of 8% in the average selling price.

Cost of Revenues. Cost of revenues for the year ended December 31, 2015 amounted to $755.2 million, as compared to $764.2 million for the year ended December 31, 2014. The $9 million decrease is comprised as follows: (a) a cost reduction of $74 million following the cessation of operations of the Nishiwaki fab; and (b) a decrease of $42 million in cost of revenues following the extended estimated useful lives of machinery and equipment, as described in Note 8A to the consolidated financial statements for the year ended December 31, 2015; offset by (c) an increase of $107 million of variable manufacturing costs related to the increase in revenues under (i) and (iii) described above.

Gross Profit. Gross profit for the year ended December 31, 2015 amounted to $205.4 million as compared to $63.8 million for the year ended December 31, 2014. This $141.6 million increase in gross profit resulted from the $132.6 million increase in revenues and the $9 million decrease in cost of revenues as detailed above.

Research and Development. Research and development expense for the year ended December 31, 2015, amounted to $61.7 million, as compared to $51.8 million for the year ended December 31, 2014. The main reason for the increase is the inclusion of TPSCo’s research and development expense starting April 1, 2014.

Marketing, General and Administrative Expense. Marketing, general and administrative expense amounted to $62.8 million for the year ended December 31, 2015, as compared to $58.8 million in the year ended December 31, 2014. The main reason for the difference is the inclusion of TPSCo’s marketing, general and administrative expense starting April 1, 2014.

Nishiwaki Fab Restructuring Costs and Impairment. Nishiwaki fab restructuring costs and impairment resulted from the cessation of the Nishiwaki fab operations in Japan as part of the re-organization of our business in Japan, mainly reflecting a non-cash fixed-assets impairment. See also Note 4 to our consolidated financial statements as of December 31, 2015.

Operating Profit (Loss). Operating profit for the year ended December 31, 2015 amounted to $81.9 million as compared to a loss of $103.6 million for the year ended December 31, 2014. This $185.5 million better operating profit resulted mainly from the increase in gross profit and from the Nishiwaki fab restructuring costs and impairment in 2014 as described above.

Interest Expense, Net. Interest expense, net for the year ended December 31, 2015 was reduced to $13.2 million as compared to interest expense, net of $33.4 million for the year ended December 31, 2014 due to the reduction in our debt, including: (i) conversion during 2015 of $196 million of debentures Series F into shares; and (ii) the early redemption in January 2015 of Jazz’s notes, as described in Note 13D to our consolidated financial statements as of December 31, 2015.

Other Financing Expense, Net. Other financing expense, net for the year ended December 31, 2015 amounted to $109.9 million as compared to other financing expense, net of $55.4 million for the year ended December 31, 2014. The increase in other financing expense, net for the year ended December 31, 2015 is due to accelerated accretion and amortization costs of Debentures Series F, resulting from their conversion into shares during the year ended December 31, 2015. For more details, see Note 13C to our consolidated financial statements as of December 31, 2015.

Gain from Acquisition, Net. Gain from the acquisition of TPSCo, net in the amount of $166.4 million was included in the year ended December 31, 2014. As the fair value of the net assets acquired less the non-controlling interest exceeded the purchase price, we recognized a gain on the acquisition, net.  See also Note 3 to our consolidated financial statements as of December 31, 2015.

Income Tax Benefit. Income tax benefit for the year ended December 31, 2015 amounted to $12.3 million as compared to $24.7 million in the year ended December 31, 2014. Income tax benefit for the year ended December 31, 2015 included: (i) $11 million from the reduction in the unrecognized tax benefit balance during 2015 due to the expiration of the statute of limitations of prior tax years for Jazz; and (ii) $8 million tax benefit mainly due to reduced income tax rates in Japan; offset by (iii) $7 million tax expenses related to the subsidiaries’ profit before tax. Income tax benefit for the year ended December 31, 2014 resulted mainly from the subsidiaries’ loss before tax and amounts related to the Nishiwaki Fab cessation of operation. See also Note 20 to our consolidated financial statements as of December 31, 2015.

Net Profit (Loss). Loss for the year ended December 31, 2015 amounted to $29.6 million as compared to a net profit of $4.3 million for the year ended December 31, 2014. The differences, which are detailed above, are mainly resulted from: (i) $54 million increase in other financing expense net, mainly due to the non-cash accretion and amortization resulting from the conversion of debentures Series F in 2015 as detailed above; (ii) gain from the acquisition of TPSCo, net of $166 million included in 2014; (iii) Nishiwaki fab restructuring costs and impairment of $56 million; and (iv) increase in gross profit and in operating profit as detailed above.

Impact of Inflation and Currency Fluctuations

Our expenses and costs are denominated in NIS, USD, JPY and/or Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

The US Dollar (“USD”) costs of our operations in Israel are influenced by changes in the rate of inflation in Israel and the extent to which such changes are affected by the fluctuation in the US dollar to New Israeli Shekel (“NIS”) exchange rate. During the year ended December 31, 2015, the US Dollar appreciated against the NIS by 0.3% and the Israeli Consumer Price Index (“CPI”) decreased by 1.0% (during the year ended December 31, 2014, the US dollar appreciated against the NIS by 12.0% and the Israeli CPI decreased by 0.2%).

We believe that the rate of inflation in Israel did not have a material effect on our business to date. However, our USD costs will increase if inflation in Israel exceeds the devaluation of the NIS against the USD.

The majority of TPSCo revenues are denominated in Japanese Yen (“JPY”), and most of the expenses of TPSCo are in JPY, which limits the exposure to fluctuations of the USD / JPY exchange rate on TPSCo’s results (the impact on the revenues will be mostly offset by the impact on the expenses). During the year ended December 31, 2015, the USD appreciated against the JPY by 0.8% (during the year ended December 31, 2014, the USD appreciated against the JPY by 13.8%).

Nearly all of the cash generated from our operations and from our financing and investing activities is denominated in USD, NIS and/or JPY.

Liquidity and Capital Resources

As of December 31, 2015, we had an aggregate amount of $205.6 million in cash, cash equivalents and interest bearing deposits, as compared to $187.2 million as of December 31, 2014.

The main cash activities during the year ended December 31, 2015 included: $195.2 million positive cash from operating activities (net of $12.4 million interest payments),  excluding $24.9 million non-recurring Nishiwaki employee termination related payment in connection with its 2014 cessation of operations; $14.4 million received from exercise of warrants and options, net; $70.6 million from loan received; capital investments, net which aggregated to $165.5 million; $69.7 million of debt principal payments to banks and bondholders; and $1.6 million dividend paid by TPSCo to Panasonic.

As of December 31, 2015, outstanding principal of bank loans was $245.6 million, out of which $26.7 million were presented as short term. As of such date, we had an aggregate principal amount of $65.1 million of debentures on our balance sheet, of which $6.6 million were presented as short-term. Under GAAP, as of December 31, 2015, loans from banks were presented in our balance sheets in the carrying amount of $237.7 million, out of which $26.7 million were presented as short term. As of such date, we presented a carrying amount of $52.4 million of debentures in our balance sheets, of which $6.6 million were presented as short-term.

Our Operation in Japan

During 2014, the Company decided to restructure its business and activities in Japan, considering, among others, its acquisition of TPSCo, which provided the Company with more available capacity in Japan to satisfy its customers’ demand and to leverage the opportunity of growing from one Japanese fab to three such fabs and benefit from the economics of scale, both from costing aspects and customer support, marketing and sales aspects. In connection with this restructuring, the Company ceased the operations of the Nishiwaki s fab in Japan as well as terminated its vendors and other agreements, sold all the fab’s assets and terminated its work force. In addition, the Company moved certain customers and products from Nishiwaki to the Company’s other fabrication facilities in Japan, US and Israel.  The ability to leverage the TPSCo acquisition in a timely manner enables the Company to successfully consolidate the business and operations under one umbrella and benefit from the cost and marketing synergies and efficiencies.

The net restructuring and asset impairment charges presented in the consolidated statements of operations totaled to impairment charges, net of $47.5 million and $(2.6) million and restructuring costs of $8.0 million and $1.7 million in the years ended December 31, 2014 and 2015, respectively.

There are no additional costs expected to be incurred in the future and all remaining closure procedures are expected to be finalized in 2016.

Additional Information

The analysis in this Management’s Discussion and Analysis of Financial Condition and Results of Operations is derived from our consolidated financial statements as of December 31, 2015 and December 31, 2014 and related notes for the year then ended which were prepared in accordance with US GAAP. Information of our results of operations and financial condition for the periods under International Financial Reporting Standards (“IFRS”) is provided on a voluntary basis, including a reconciliation from US GAAP to IFRS, and provided in Note 23 of our consolidated financial statements reports as of December 31, 2015.